PAUL, WEISS, RIFKIND, WHARTON & GARRISON
SOLICITORS AND INTERNATIONAL LAWYERS

寶維斯律師事務所
香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE


05008950

Rule 12g3-2(b) File No. 82-34792

April 13, 2005

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the

6/15

enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0317, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



David C. Zeiden

Enclosure

ANNEX A

Date	Description
March 17, 2005	Announcement of the Annual Results for the Year Ended 31 December 2004
March 17, 2005	2004 Annual Report
March 30, 2005	Circular with Respect to the General Mandates to Issue and Repurchase Shares, Re-election of Directors and Notice of Annual General Meeting

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE RESULTS FOR THE THREE MONTHS ENDED 31 MARCH 2005

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ended 31 March 2005. These results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with the International Standard on Review Engagements 2400 "Engagements to review financial statements" issued by the International Auditing and Assurance Standards Board and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2005 AND 31 DECEMBER 2004

	Unaudited **31 March 2005** *RMB'000*	Audited (as restated) (Note) 31 December 2004 *RMB'000*
ASSETS		
Non-current assets		
Fixed assets	151,723	142,080
Held-to-maturity investments	167,374	167,374
	319,097	309,454
Current assets		
Accounts receivable	201,528	192,725
Prepayments, deposits and other receivables	54,012	50,347
Financial assets held for trading	669,948	666,900
Term deposits with initial term of over three months	560,172	784,054
Cash and cash equivalents	1,132,054	859,841
	2,617,714	2,553,867
Total Assets	2,936,811	2,863,321
EQUITY		
Shareholders' equity		
Share capital	192	192
Share premium	1,779,769	1,777,721
Share-based compensation reserve	10,120	5,583
Other reserves	52,442	52,442
Retained earnings	913,254	816,300
	2,755,777	2,652,238
LIABILITIES		
Current liabilities		
Accounts payable	2,261	2,506
Other payables and accruals	68,534	79,912
Dividends payable	145	145
Current income tax liabilities	11,944	5,648
Other tax liabilities	16,754	59,650
Deferred revenue	81,396	63,222
	181,034	211,083
Total Equity and Liabilities	2,936,811	2,863,321

Note: The retained earnings and share-based compensation reserve as at 31 December 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payments" (see Note 1.1).

CONDENSED CONSOLIDATED INCOME STATEMEMT
FOR THE THREE MONTHS ENDED 31 MARCH 2005

	Note	**Unaudited Three months ended 31 March 2005** *RMB'000*	Audited (as restated) (Note) Three months ended 31 March 2004 *RMB'000*
Revenues			
Internet value-added services		149,064	104,586
Mobile and telecommunications value-added services		134,271	142,817
Online advertising		15,293	8,215
Others		1,843	1,935
		300,471	257,553
Cost of revenues		(101,928)	(87,663)
Gross profit		198,543	169,890
Other gains, net		11,905	867
Selling and marketing expenses		(38,513)	(23,232)
General and administrative expenses		(68,526)	(34,479)
Operating profit		103,409	113,046
Finance (costs)/income, net		(115)	126
Profit before income tax		103,294	113,172
Income tax expenses	5	(6,340)	(6,712)
Profit for the period		96,954	106,460
Earnings per share (expressed in RMB per share)			
- basic	6	0.055	0.084
- diluted	6	0.054	0.084

Note: The cost of revenues, selling and marketing expenses and general and administrative expenses for the three months ended 31 March 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payments" (see Note 1.1).

NOTES

1 Summary of significant accounting policies

1.1 Basis of preparation and presentation

The condensed consolidated balance sheet as at 31 March 2005 and the condensed consolidated income statement for the three months ended 31 March 2005 (collectively defined as "Interim Financial Information") of the Company and its subsidiaries (collectively, the "Group") are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Information should be read in conjunction with the Auditors' report and the audited consolidated financial statements of the Group for the year ended 31 December 2004 (the "2004 Financial Statements") as set out in the 2004 annual report of the Group dated 17 March 2005.

Except for those mentioned below, the accounting policies and method of computation used in the preparation of this Interim Financial Information are consistent with those used in the 2004 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of financial assets at fair value through the income statement.

In 2005, the Group adopted the following revised and newly released IFRS which should be applied for periods beginning on or after 1 January 2005 and are relevant to its operations. The 2004 Financial Statements have been restated as required, in accordance with the relevant requirements.

IAS 1 (revised 2003), Presentation of Financial Statements
IAS 8 (revised 2003), Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003), Events after the Balance Sheet Date
IAS 16 (revised 2003), Property, Plant and Equipment
IAS 17 (revised 2003), Leases
IAS 21 (revised 2003), The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003), Related Party Disclosures
IAS 27 (revised 2003), Consolidated and Separate Financial Statements
IAS 32 (revised 2003), Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003), Earnings per Share
IAS 38 (revised 2004), Intangible Assets
IAS 39 (revised 2003), Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004), Share-based Payments

The adoption of IAS1, 8, 10, 16, 17, 21, 24, 27, 32, 33, 39 (all revised 2003) and 38 (revised 2004) did not result in substantial changes to the Group's accounting policies.

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Prior to this, the provision of share options to employees did not result in a charge in the income statement. Subsequent to the adoption of IFRS 2, the Group charges the cost of share options to the income statement (see Note 1.2).

The adoption of IFRS 2 requires retrospective application of all the share options granted to employees after 7 November 2002 and not vested as at 1 January 2005, which has resulted in the following:

	Three months ended	
	31 March 2005	31 March 2004
	RMB'000	*RMB'000*
Increase in share-based compensation reserve	10,120	844
Decrease in retained earnings	5,583	—
Increase in cost of revenues	1,074	295
Increase in selling and marketing expenses	886	188
Increase in general and administrative expenses	2,577	361
Decrease in basic earnings per share	RMB0.003	RMB0.001
Decrease in diluted earnings per share	RMB0.003	RMB0.001

1.2 Accounting policies of share-based compensation

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted by using an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three months ended 31 March 2005 and 2004, respectively, is presented as follows:

	Unaudited Three months ended 31 March 2005				
	Internet value-added services	**Mobile and telecommunications value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	***RMB'000***	***RMB'000***	***RMB'000***	***RMB'000***
Revenues	149,064	134,271	15,293	1,843	300,471
Gross profit/(loss)	106,487	84,205	9,308	(1,457)	198,543
Other gains, net					11,905
Selling and marketing expenses					(38,513)
General and administrative expenses					(68,526)
Operating profit					103,409
Finance costs, net					(115)
Profit before income tax					103,294
Income tax expenses					(6,340)
Profit for the period					96,954

	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	Audited (as restated) Three months ended 31 March 2004				
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	104,586	142,817	8,215	1,935	257,553
Gross profit/(loss)	71,856	94,393	4,340	(699)	169,890
Other gains, net					867
Selling and marketing expenses					(23,232)
General and administrative expenses					(34,479)
Operating profit					113,046
Finance income, net					126
Profit before income tax					113,172
Income tax expenses					(6,712)
Profit for the period					106,460

The Group mainly operates its businesses in the PRC (excluding Hong Kong) and the respective assets are located in the PRC. The Group also holds certain financial assets as investments which are traded in other territories.

3 Share Option Schemes

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(a) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

Under the Pre-IPO Option Scheme, the Board granted options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options were granted under the Pre-IPO Option Scheme was not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option was made. The number of ordinary shares in respect of which options were granted to any individual was not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted had to be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company had been listed in a sizeable securities market.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in species) other than dividends paid

out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

(b) **Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")**

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option Scheme.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month' period beginning on the date of the grant, respectively or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

4 **Expenses by nature**

	Unaudited **Three months ended** **31 March 2005** ***RMB'000***	Audited (as restated) Three months ended 31 March 2004 *RMB'000*
Depreciation of fixed assets (Note)	10,003	5,731
Employee benefits expenses (Note)	61,821	33,122
Mobile and Telecom Charges and bandwidth and server custody fees	66,815	66,277
Operating lease rentals in respect of office buildings	5,357	2,897
Value-added tax paid upon transfer of software within the Group	—	2,102
Travelling and entertainment expenses	10,378	5,988
Promotion and advertising expenses	17,585	11,858
Other expenses	37,008	17,399
Total cost of revenues, selling and marketing expenses and general and administrative expenses	208,967	145,374

Note: Research and development expenses were RMB26,565,000 and RMB12,639,000 for the three months ended 31 March 2005 and 2004 respectively. The expenses included employee benefit expenses and depreciation totalling RMB25,558,000 and RMB6,185,000 for the three months ended 31 March 2005 and 2004 respectively.

The Group had not capitalised any research and development expenses during both periods.

5 **Tax expenses**

(a) **Income tax**

(i) *Cayman Islands and British Virgin Islands Profits Tax*

The Group has not been subject to any taxation under these jurisdictions for the three months ended 31 March 2005 and 2004, respectively.

(ii) *Hong Kong Profits Tax*

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three months ended 31 March 2005 and 2004, respectively.

(iii) *PRC Enterprise Income Tax*

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the three months ended 31 March 2005 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

The table below sets forth the applicable tax rates of four subsidiaries of the Company, namely, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan") and Shidai Zhaoyang Technology (Shenzhen) Company Ltd. ("Shidai Zhaoyang"), which were established in the PRC.

	Year ending 31 December 2005	Year ended 31 December 2004
Tencent Computer	15%	7.5%
Tencent Technology *(Note (a))*	7.5%	0%
Shiji Kaixuan *(Note (b))*	0%	0%
Shidai Zhaoyang	15%	15%

Note:

(a) Tencent Technology is exempt from EIT for two years commencing from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income. 2003 is the first profit-making year of Tencent Technology after offsetting all tax losses brought forward from prior years and tax holiday commenced in that year. EIT is levied at 7.5% on its assessable profits for 2005 (2004: Nil).

(b) Shiji Kaixuan is exempt from EIT for two years commencing from the first year of operations according to the provisions stipulated in the tax circular. 2004 was the first year of operations and thus Shiji Kaixuan is exempt from EIT in 2005 (2004: Nil).

The taxation charges of the Group for the three months ended 31 March 2005 are analysed as follows:

	Unaudited **Three months ended** **31 March 2005** *RMB'000*	Audited (as restated) Three months ended 31 March 2004 *RMB'000*
PRC current tax	6,340	6,349
Deferred tax	—	363
	6,340	6,712

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited **Three months ended** **31 March 2005** *RMB'000*	Audited (as restated) Three months ended 31 March 2004 *RMB'000*
Profit before income tax	103,294	113,172
Tax calculated at a tax rate of 15%	15,494	16,976
Effects of different tax rates available to different companies of the Group	(1,456)	—
Effects of tax holiday on assessable profit of subsidiaries	(4,076)	(21,346)
Expenses not deductible for tax purposes	658	479
Utilisation of previously not recognised tax assets / deferred tax assets not recognised	(5,669)	10,128
Unrecognised tax losses	1,389	475
Tax charge	6,340	6,712

(b) **Value-added tax, Business tax and related taxes**

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

6 Earnings per share

Basic earnings per share are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during the period.

	Unaudited Three months ended 31 March 2005	Audited (as restated) Three months ended 31 March 2004
Profit for the period (RMB'000)	96,954	106,460
Weighted average number of ordinary shares in issue (thousand) (Note)	1,765,831	1,260,481
Basic earnings per share (RMB per share) (Note)	0.055	0.084

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares. Share options granted are the potential dilutive ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

There were no potential dilutive instruments for the three months ended 31 March 2004 as the Pre-IPO options had not met the pre-condition for their exercisability before the listing of the Company's shares on the Stock Exchange. Accordingly, the diluted earnings per share for the three months ended 31 March 2004 is equal to the basic earnings per share.

	Unaudited Three months ended 31 March 2005	Audited (as restated) Three months ended 31 March 2004
Profit for the period (RMB'000)	96,954	106,460
Weighted average number of ordinary shares in issue (thousand) (Note)	1,765,831	1,260,481
Adjustments for share options (Note)	46,171	—
Weighted average number of ordinary shares for diluted earnings per share (thousand)	1,812,002	1,260,481
Diluted earnings per share (RMB per share) (Note)	0.054	0.084

Note: All per share information has been adjusted retrospectively as if the effect of a split of the Company's shares had taken place on 1 January 2004.

7 Dividends

Pursuant to a resolution passed by the Board on 17 March 2005, a final dividend for 2004 of HKD0.07 per share, totalling HKD124,052,000 was proposed, which was approved by the shareholders in the annual general meeting held on 27 April 2005 (2003: USD3,500,000). Such proposed dividend has not been shown as an appropriation and reflected as dividends payable in this Interim Financial Information, but will be accounted for in shareholders' equity as an appropriation of retained earnings during the period the distribution was approved.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 March 2005	**For the 16-day period ended 31 December 2004**
	(in millions)	
Registered IM user accounts (at end of period)	400.6	369.7
Active user accounts (at end of period)	149.2	134.8
Peak simultaneous online user accounts (for the quarter)	13.2	9.4
Average daily user hours	183.1	114.6
Average daily messages[(1)]	1,960.6	1,580.2
Fee-based Internet value-added services registered subscriptions (at end of period)	9.6	8.3
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[(2)]	9.1	8.8

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators. Substantially all the decline in fee-based subscriptions was due to termination of the 161 Mobile Chat fee sharing arrangement at the end of December 2004.

The growth in the first quarter of 2005 of our user accounts, both registered IM user accounts and active user accounts, mainly reflects an increase in our Internet-based service accounts as we increased the functionality of our services and as our services became increasingly popular.

The growth in our user account base, in turn, increased the overall use of our platform as reflected in the increase in peak simultaneous online user accounts, average daily user hours and average daily messages. Peak simultaneous online user accounts and average daily user hours also increased as a result of the increased use of our services by each user account as we introduced a promotional rating system in the fourth quarter of 2004 encouraging our users to spend more time on our network.

FINANCIAL PERFORMANCE HIGHLIGHTS

Our unaudited consolidated revenues for the three months ended 31 March 2005 were RMB300.5 million, an increase of 16.7% over the same period in 2004 and a decrease of 4.5% quarter on quarter.

Profit for the first quarter of 2005 was RMB97.0 million, representing a decrease of 8.9% from the same period in 2004 and a decrease of 16.7% quarter on quarter. As a percentage of revenues, profit for the period accounted for 32.3% for the first quarter of 2005, compared to 41.3% for the same period of 2004 and 37.0% for the fourth quarter of 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Effective from 1 January 2005, we have adopted International Financial Reporting Standard (IFRS) 2 "Share-based Payments" which resulted in a change in our accounting policy with respect to share option grants made to employees. The adoption of IFRS 2 required a retrospective adjustment to the financial information for 2004. Accordingly, our financial information for the first quarter of 2004 and the fourth quarter of 2004 set forth below have been restated.

First Quarter of 2005 Compared to Fourth Quarter of 2004

The following table sets forth the comparative figures for the first quarter of 2005 and the fourth quarter of 2004:

	Three months ended	
	31 March 2005	**31 December 2004**
	Unaudited	*Audited (as restated*)*
	(RMB in thousands)	
Revenues	300,471	314,481
Cost of revenues	(101,928)	(114,626)
Gross profit	198,543	199,855
Other gains, net	11,905	18,366
Selling and marketing expenses	(38,513)	(31,792)
General and administrative expenses	(68,526)	(59,227)
Operating profit	103,409	127,202
Finance costs, net	(115)	(4,455)
Profit before income tax	103,294	122,747
Income tax expenses	(6,340)	(6,407)
Profit for the period	96,954	116,340

* The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the three months ended 31 December 2004 was reduced by RMB1.8 million. In addition, the adoption of IFRS 2 has resulted in the reduction of profit by RMB4.5 million for the three months ended 31 March 2005.

Revenues. Revenues decreased by 4.5% to RMB300.5 million for the first quarter of 2005 from RMB314.5 million for the fourth quarter of 2004. The following table sets forth our revenues by lines of business for the first quarter of 2005 and the fourth quarter of 2004:

	Three months ended			
	31 March 2005		31 December 2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	149,064	49.6%	125,149	39.8%
Mobile and telecommunications value-added services	134,271	44.7%	168,664	53.6%
Online advertising	15,293	5.1%	17,744	5.6%
Others	1,843	0.6%	2,924	1.0%
Total revenues	300,471	100.0%	314,481	100.0%

Revenues from our Internet value-added services increased by 19.1% to RMB149.1 million for the first quarter of 2005 from RMB125.1 million for the fourth quarter of 2004. The increase mainly reflected the continuing success of avatars and the significant growth in our online games. Revenues from avatars also benefited from a seasonal increase in the first quarter of 2005 as usage increased during the Chinese New Year holidays. Revenues from our fairly new products and services also grew. These increases, however, were partially offset by a decrease in revenues from Premium QQ, which were affected by the "cleaning up" of customer accounts undertaken by mobile operators.

Revenues from our mobile and telecommunications value-added services decreased by 20.4% to RMB134.3 million for the first quarter of 2005 from RMB168.7 million for the fourth quarter of 2004. The decrease mainly reflected the significant decline in revenues from our mobile chat services resulting from termination of the 161 Mobile Chat fee sharing arrangement with China Mobile. The "cleaning up" of customer accounts undertaken by mobile operators also impacted some of our services. In addition, MMS related revenues were negatively affected due to the overall change in China Mobile's billing policy with respect to MMS, including the new requirement that a MMS may not be charged to a user unless it is delivered to a user's mobile phone while the user's mobile phone is active and capable of receiving MMS, rather than simply delivering it to the user's mobile phone MMS mailbox to be later retrieved by the user.

Revenues from online advertising decreased by 13.8% to RMB15.3 million for the first quarter of 2005 from RMB17.7 million for the fourth quarter of 2004. The decrease mainly reflected the seasonality of our online advertising business, which generally shows a particularly low level of sales in the first quarter of each year due to the New Year holidays in China.

Cost of revenues. Cost of revenues decreased by 11.1% to RMB101.9 million for the first quarter of 2005 from RMB114.6 million for the fourth quarter of 2004. The decrease principally reflected the decrease in the amount of telecommunications operators' revenue share and imbalance fees. Content subscription costs and staff costs, however, increased as

we offered richer content and a broader range of products and services. As a percentage of revenues, cost of revenues decreased to 33.9% in the first quarter of 2005 from 36.4% in the fourth quarter of 2004. The following table sets forth our cost of revenues by lines of business for the first quarter of 2005 and the fourth quarter of 2004:

	Three months ended			
	31 March 2005		31 December 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	42,577	28.6%	37,920	30.3%
Mobile and telecommunications value-added services	50,066	37.3%	68,448	40.6%
Online advertising	5,985	39.1%	5,243	29.5%
Others	3,300	179.1%	3,015	103.1%
Total cost of revenues	101,928		114,626	

Cost of revenues for our Internet value-added services increased by 12.3% to RMB42.6 million for the first quarter of 2005 from RMB37.9 million for the fourth quarter of 2004. The increase mainly reflected the increased content sharing costs in relation to various new content services. In addition, expenses associated with our bandwidth capacity and servers increased as we supported more bandwidth intensive services, and our staff costs also increased as we recruited additional staff to develop and support new products and services. These increases were partially offset by the lower amount of telecommunications operators' revenue share and imbalance fees as we gradually diversified some of our collection channels into non-mobile channels.

Cost of revenues for our mobile and telecommunications value-added services decreased by 26.9% to RMB50.1 million for the first quarter of 2005 from RMB68.4 million for the fourth quarter of 2004. The decrease mainly reflected the lower amount of fees retained by mobile operators for their share of revenues due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively higher revenue sharing ratio than our other services. The decrease was partially offset by increased content sharing costs as we offered a broader range of products.

Cost of revenues for our online advertising increased by 14.2% to RMB6.0 million for the first quarter of 2005 from RMB5.2 million for the fourth quarter of 2004. The increase reflected the increased staff costs as we increased the number of staff to drive the growth of our online advertising business. Sales commission paid to advertising agencies, however, decreased in line with reduced online advertising business volume due to seasonality factors.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. In addition, financial subsidies that we may receive from time to time are recognized as other gains. Other gains decreased by 35.2% to RMB11.9 million for the first quarter of 2005 from RMB18.4 million for the fourth quarter of 2004. Other gains for the

fourth quarter of 2004 were higher due to a financial subsidy of RMB7.2 million received from the local government as part of the local government's efforts to promote development of high-tech and software industries. Interest income, however, increased in the first quarter of 2005 as interest rates in general increased at the end of 2004.

Selling and marketing expenses. Selling and marketing expenses increased by 21.1% to RMB38.5 million for the first quarter of 2005 from RMB31.8 million for the fourth quarter of 2004. The increase principally reflected higher marketing staff costs and increased promotional and advertising expenses. These expenses were incurred in relation to our broader products and services portfolio and our efforts to diversify our revenue collection channels. As a percentage of revenues, selling and marketing expenses increased to 12.8% in the first quarter of 2005 from 10.1% in the fourth quarter of 2004.

General and administrative expenses. General and administrative expenses increased by 15.7% to RMB68.5 million for the first quarter of 2005 from RMB59.2 million for the fourth quarter of 2004. The increase was mainly attributable to increased research and development expenses as we increased our research and development staff with an emphasis on online games, web portal and IM functionalities. As a percentage of revenues, general and administrative expenses increased to 22.8% in the first quarter of 2005 from 18.8% in the fourth quarter of 2004.

Income tax expenses. We recorded profit taxes of RMB6.3 million for the first quarter of 2005 compared to RMB6.4 million for the fourth quarter of 2004. The decrease in profit taxes mainly reflected the decrease in our profit before income tax. The effective tax rate applicable for the first quarter of 2005 was slightly higher than that for the fourth quarter of 2004 because the tax rates applicable to some of our subsidiaries are higher in 2005.

Profit for the period. As a result of the factors discussed above, net profit decreased by 16.7% to RMB97.0 million for the first quarter of 2005 from RMB116.3 million for the fourth quarter of 2004. Net margin for the period was 32.3% for the first quarter of 2005 compared to 37.0% for the fourth quarter of 2004.

First Quarter of 2005 Compared to First Quarter of 2004

The following table sets forth the comparative figures for the first quarter of 2005 and the first quarter of 2004:

	Three months ended	
	31 March 2005	**31 March 2004**
	Unaudited	*Audited (as restated*)*
	(RMB in thousands)	
Revenues	300,471	257,553
Cost of revenues	(101,928)	(87,663)
Gross profit	198,543	169,890
Other gains, net	11,905	867
Selling and marketing expenses	(38,513)	(23,232)
General and administrative expenses	(68,526)	(34,479)
Operating profit	103,409	113,046
Finance (costs)/income, net	(115)	126
Profit before income tax	103,294	113,172
Income tax expenses	(6,340)	(6,712)
Profit for the period	96,954	106,460

* The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the three months ended 31 March 2004 was reduced by RMB0.8 million. In addition, the adoption of IFRS 2 has resulted in the reduction of profit by RMB4.5 million for the three months ended 31 March 2005.

Revenues. Revenues increased by 16.7% to RMB300.5 million for the first quarter of 2005 from RMB257.6 million for the first quarter of 2004, as a result of a significant increase in revenues from Internet value-added services and online advertising. The increase, however, was partially offset by the decrease in revenues from mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the first quarter of 2005 and the first quarter of 2004:

	Three months ended			
	31 March 2005		**31 March 2004**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	149,064	49.6%	104,586	40.6%
Mobile and telecommunications value-added services	134,271	44.7%	142,817	55.4%
Online advertising	15,293	5.1%	8,215	3.2%
Others	1,843	0.6%	1,935	0.8%
Total revenues	300,471	100.0%	257,553	100.0%

Revenues from our Internet value-added services increased by 42.5% to RMB149.1 million for the first quarter of 2005 from RMB104.6 million for the first quarter of 2004. Revenues from our various community services and interactive entertainment, in particular avatars and online games, increased significantly as user adoption grew. Several new products and services and the development of new fee collection channels also contributed to the increase in revenues from Internet value-added services. These increases, however, were partially offset by a decrease in revenues from Premium QQ, which was negatively impacted by the "cleaning up" of customer accounts undertaken by mobile operators, and other more mature products such as online dating.

Revenues from our mobile and telecommunications value-added services decreased by 6.0% to RMB134.3 million for the first quarter of 2005 from RMB142.8 million for the first quarter of 2004. The decrease was mainly attributable to the significant decrease in revenues from mobile chat services due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile and the "cleaning up" of customer accounts undertaken by mobile operators. These decreases were partially offset by increases in revenues from mobile content services and mobile voice value-added services, comprising ringback tones and mobile IVR. Revenues from 2.5G-related services also increased significantly due to the increased popularity of 2.5G services offered by mobile operators.

Revenues from online advertising increased by 86.2% to RMB15.3 million for the first quarter of 2005 from RMB8.2 million for the first quarter of 2004. The increase in revenues reflected our growing customer base. In addition, our QQ.com portal started to generate more revenues.

Cost of revenues. Cost of revenues increased by 16.3% to RMB101.9 million for the first quarter of 2005 from RMB87.7 million for the first quarter of 2004. The increase principally reflected the increased bandwidth and server custody fees as we supported more bandwidth intensive services, and the increased content subscription costs as we offered richer content. These increases were partially offset by the lower telecommunications operators' revenue share and imbalance fees due to diversification of some of our fee collection channels to non-mobile operators and due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other

services. As a percentage of revenues, cost of revenues decreased to 33.9% in the first quarter of 2005 from 34.0% in the first quarter of 2004. The following table sets forth our cost of revenues by lines of business for the first quarter of 2005 and the first quarter of 2004:

	Three months ended			
	31 March 2005		31 March 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	42,577	28.6%	32,730	31.3%
Mobile and telecommunications value-added services	50,066	37.3%	48,424	33.9%
Online advertising	5,985	39.1%	3,875	47.2%
Others	3,300	179.1%	2,634	136.1%
Total cost of revenues	101,928		87,663	

Cost of revenues for our Internet value-added services increased by 30.1% to RMB42.6 million for the first quarter of 2005 from RMB32.7 million for the first quarter of 2004. The increase mainly reflected increased expenses associated with our bandwidth capacity and servers increased as we supported more bandwidth intensive services and increased content sharing costs as we offered richer content services. These increases were partially offset by a decrease in the amount of fees retained by mobile operators for their share of revenues and imbalance fees as a result of a gradual diversification of some of our collection channels into non-mobile based channels.

Cost of revenues for our mobile and telecommunications value-added services increased by 3.4% to RMB50.1 million for the first quarter of 2005 from RMB48.4 million for the first quarter of 2004. The increase mainly reflected the increase in the amount of content subscription fees as we enriched our content. Staff costs also increased as we increased the number of staff to support our various new products and services. The fees retained by mobile operators for their share of revenues and imbalance fees, however, decreased significantly due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other services.

Cost of revenues for our online advertising increased by 54.5% to RMB6.0 million for the first quarter of 2005 from RMB3.9 million for the first quarter of 2004. The increase mainly reflected increased staff costs as we increased the number of staff to drive the growth of our online advertising business. The amount of sales commissions paid to advertising agencies and bandwidth charges also increased as the volume of advertising contracts increased.

Other gains, net. We recorded other gains of RMB11.9 million for the first quarter of 2005 compared to RMB0.9 million for the first quarter of 2004. The increase mainly reflected the interest income generated from depositing the cash proceeds from our initial public offering completed in mid-2004 into interest-earning financial assets and fair value gains on financial instruments.

Selling and marketing expenses. Selling and marketing expenses increased by 65.8% to RMB38.5 million for the first quarter of 2005 from RMB23.2 million for the first quarter of 2004. The increase principally reflected increased promotional and advertising activities and higher staff costs as we launched and began marketing several new products and as we established new distribution channels. In addition, we increased our outsourcing as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 98.7% to RMB68.5 million for the first quarter of 2005 from RMB34.5 million for the first quarter of 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including in particular online games, web portal and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff and increased salary. Increased office lease rental payments relating to our relocated Shenzhen headquarters and expenses relating to being a listed company also contributed to the increase in general and administrative expenses.

Income tax expenses. We recorded profit taxes of RMB6.3 million for the first quarter of 2005 compared to RMB6.7 million for the first quarter of 2004. The decrease in profit taxes mainly reflected the decrease in our profit before income tax. Since 2003, Tencent Technology has been selling self-developed software to Tencent Computer under our structural contracts. Upon obtaining a formal approval from the local tax bureau in the PRC, the cost of the software, which is amortised as expenses at Tencent Computer over its estimated contractual useful lives, will be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. Accordingly, these intra-group arrangements have given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. The related potential deferred tax assets, estimated to be in the amount of RMB92.4 million as at 31 March 2005 based on the enacted tax rate of 15% applicable to enterprises based in Shenzhen, have not been recognized in our consolidated financial statements because there is no reasonable certainty that Tencent Computer will obtain the necessary approval from the local tax bureau. Management lodged an application with the relevant authorities in 2004, but has not received any affirmative confirmation to date.

Profit for the period. As a result of the factors discussed above, net profit decreased by 8.9% to RMB97.0 million for the first quarter of 2005 from RMB106.5 million for the first quarter of 2004. Net margin was 32.3% for the first quarter of 2005 compared to 41.3% for the first quarter of 2004.

Liquidity and Financial Resources

As at 31 March 2005 and 31 December 2004, we had the following cash and investments:

	31 March 2005	31 December 2004
	Unaudited	*Audited*
	(RMB in thousands)	
Cash and cash equivalents	1,132,054	859,841
Term deposits with initial term of over three months	560,172	784,054
Financial assets held for trading	669,948	666,900
Held-to-maturity investments	167,374	167,374
Total	2,529,548	2,478,169

A large portion of our cash is held in deposits and investments denominated in U.S. dollars. As we have not used any means to hedge our exposure to foreign exchange risk, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 March 2005.

Business Outlook

The first quarter was a rewarding yet challenging quarter for us. On the one hand, we were encouraged by the growth of our Internet platforms including our IM platform, QQ.com portal and QQ Game Portal and by the increased revenues from our Internet value-added services. On the other hand, our mobile and telecommunications value-added services revenues were negatively impacted by the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, and the continued volatility in the mobile value-added services industry.

Despite the challenges, we strongly believe in the long-term opportunities in Internet and telecommunications value-added service market in China. As such, we have continued and are committed to invest in the strengthening of our Internet platforms, the developing of new products and services and the building up of our research and development capabilities to capture such opportunities.

We have strengthened our core IM platform, as demonstrated in the rapid growth in both our active user accounts and peak simultaneous user accounts. Our QQ.com portal has also seen continued rapid growth in its traffic. We will continue to invest in enriching the functionalities and content of these platforms to attract users to our platform.

In our Internet value-added services, we are working to enhance the features of existing products and services. For example, we have developed flash-based avatars that offer better user experience than the static avatars that we currently offer. In addition, we have also released our new online identities business such as Q-Zone and QQ Pet for close-beta testing in the first quarter of 2005. We expect them to provide incremental revenue in the second half of 2005.

In our online game business, we have further extended the leadership of our QQ Game Portal as demonstrated by its strong growth in peak concurrent user accounts in the first quarter of 2005. We have also started to monetize such leadership by increasing paid-subscriptions and game item purchases for our casual games. We have further refined our advanced casual game, QQTang, during the open-beta testing in the first quarter of 2005. We have also launched our MMOG, QQ Fantasy, for close-beta testing in the first quarter of 2005. We are targeting to generate incremental revenues from these two games in the later part of 2005.

In our mobile and telecommunications value-added services, we expect continued volatility as industry policies and environment continue to evolve. We will strive to actively promote our Mobile QQ and other existing services.

In our online advertising business, we expect to see strong growth in our online advertising business in the second quarter of 2005 as we step out of the weak season for the year.

Other Information

Employee and Remuneration Policies

As at 31 March 2005, the Group had 1,311 employees (31 March 2004: 700), most of whom are based in the Company's head office in Shenzhen, PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 31 March 2005 was RMB61.8 million (2004: RMB33.1 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 31 March 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Corporate Governance

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited quarterly financial statements for the three months ended 31 March 2005.

Compliance with the Code on Corporate Governance Practices

Save for the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules in respect of the segregation of the role of the chairman and chief executive officer, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the three months ended 31 March 2005, complied with the codes set out in the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

Code provision A.2.1 provides that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

During the period under review, Mr Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and chief executive officer ("CEO") would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decision in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments when the right time comes.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 18 May 2005

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.

Tencent 腾讯

Tencent Holdings Limited
騰訊控股有限公司

Incorporated in the Cayman Islands with limited liability
於開曼群島註冊成立的有限公司

智慧溝通 靈感無限
smart communication inspires



ame.qq.co
RTX

2005 First Quarter Report
二零零五年第一季度報告

Quarterly Results for the three months ended 31 March 2005

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three months ended 31 March 2005. These results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with the International Standard on Review Engagements 2400 "Engagements to review financial statements" issued by the International Auditing and Assurance Standards Board and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

Condensed Consolidated Balance Sheet

As at 31 March 2005 and 31 December 2004

	Note	Unaudited 31 March 2005 RMB'000	Audited (as restated) (Note) 31 December 2004 RMB'000
ASSETS			
Non-current assets			
Fixed assets	4	151,723	142,080
Held-to-maturity investments		167,374	167,374
		319,097	309,454
Current assets			
Accounts receivable	5	201,528	192,725
Prepayments, deposits and other receivables		54,012	50,347
Financial assets held for trading	6	669,948	666,900
Term deposits with initial term of over three months		560,172	784,054
Cash and cash equivalents		1,132,054	859,841
		2,617,714	2,553,867
Total Assets		2,936,811	2,863,321

Condensed Consolidated Balance Sheet (Continued)

As at 31 March 2005 and 31 December 2004

	Note	Unaudited 31 March 2005 RMB'000	Audited (as restated) (Note) 31 December 2004 RMB'000
EQUITY			
Shareholders' equity			
Share capital	7	192	192
Share premium	7	1,779,769	1,777,721
Share-based compensation reserve	1, 8	10,120	5,583
Other reserves		52,442	52,442
Retained earnings		913,254	816,300
		2,755,777	2,652,238
LIABILITIES			
Current liabilities			
Accounts payable		2,261	2,506
Other payables and accruals		68,534	79,912
Dividends payable		145	145
Current income tax liabilities		11,944	5,648
Other tax liabilities		16,754	59,650
Deferred revenue	9	81,396	63,222
		181,034	211,083
Total Equity and Liabilities		2,936,811	2,863,321

Note: The retained earnings and share-based compensation reserve as at 31 December 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payments" (see Note 1.1).

Condensed Consolidated Income Statement

For the three months ended 31 March 2005

	Note	Unaudited **Three months ended 31 March 2005** **RMB'000**	Audited (as restated) (Note) Three months ended 31 March 2004 RMB'000
Revenues			
Internet value-added services		149,064	104,586
Mobile and telecommunications value-added services		134,271	142,817
Online advertising		15,293	8,215
Others		1,843	1,935
		300,471	257,553
Cost of revenues		(101,928)	(87,663)
Gross profit		198,543	169,890
Other gains, net	11	11,905	867
Selling and marketing expenses		(38,513)	(23,232)
General and administrative expenses		(68,526)	(34,479)
Operating profit		103,409	113,046
Finance (costs)/income, net		(115)	126
Profit before income tax		103,294	113,172
Income tax expenses	13	(6,340)	(6,712)
Profit for the period		96,954	106,460
Earnings per share (expressed in RMB per share)			
- basic	14	0.055	0.084
- diluted	14	0.054	0.084

Note: The cost of revenues, selling and marketing expenses and general and administrative expenses for the three months ended 31 March 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payments" (see Note 1.1).

Condensed Consolidated Statement of Changes in Shareholders' Equity

For the three months ended 31 March 2005

	Unaudited						
	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2005, as previously reported	192	1,777,721	–	20,000	32,442	821,883	2,652,238
Effect of adoption of IFRS 2 (Note 1.1)	–	–	5,583	–	–	(5,583)	–
Balance at 1 January 2005, as restated	192	1,777,721	5,583	20,000	32,442	816,300	2,652,238
Profit for the period	–	–	–	–	–	96,954	96,954
Employees share option scheme:							
- value of employee services	–	–	4,537	–	–	–	4,537
- proceeds from shares issued	–	2,048	–	–	–	–	2,048
Balance at 31 March 2005	192	1,779,769	10,120	20,000	32,442	913,254	2,755,777

	Audited (as restated)						
	Share capital RMB'000	*Share premium RMB'000*	*Share-based compensation reserve RMB'000*	*Capital reserve RMB'000*	*Statutory reserves RMB'000*	*Retained earnings RMB'000*	*Total RMB'000*
Balance at 1 January 2004	138	15,261	–	20,000	3,653	432,905	471,957
Profit for the period, as restated	–	–	–	–	–	106,460	106,460
Employees share option scheme:							
- value of employee services, as restated	–	–	844	–	–	–	844
Dividend relating to 2003	–	–	–	–	–	(28,935)	(28,935)
Balance at 31 March 2004	138	15,261	844	20,000	3,653	510,430	550,326

Condensed Consolidated Cash Flow Statement

For the three months ended 31 March 2005

	Unaudited **Three months ended 31 March 2005** **RMB'000**	Audited Three months ended 31 March 2004 RMB'000
Net cash flows from operating activities	55,151	57,288
Net cash flows from/(used in) investing activities	215,014	(26,570)
Net cash flows from/(used in) financing activities	2,048	(26,972)
Increase in cash and cash equivalents	272,213	3,746
Cash and cash equivalents at beginning of period	859,841	325,586
Cash and cash equivalents at end of period	1,132,054	329,332
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	1,132,054	329,332

Notes to the Interim Financial Information

1 Summary of significant accounting policies

1.1 Basis of preparation and presentation

The condensed consolidated balance sheet as at 31 March 2005 and the related condensed consolidated income statement, cash flow and changes in shareholders' equity for the three months ended 31 March 2005 (collectively defined as "Interim Financial Information") of the Company and its subsidiaries (collectively, the "Group") are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Information should be read in conjunction with the Auditors' report and the audited consolidated financial statements of the Group for the year ended 31 December 2004 (the "2004 Financial Statements") as set out in the 2004 annual report of the Group dated 17 March 2005.

Except for those mentioned below, the accounting policies and method of computation used in the preparation of this Interim Financial Information are consistent with those used in the 2004 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of financial assets at fair value through the income statement.

In 2005, the Group adopted the following revised and newly released IFRS which should be applied for periods beginning on or after 1 January 2005 and are relevant to its operations. The 2004 Financial Statements have been restated as required, in accordance with the relevant requirements.

1 Summary of significant accounting policies (Continued)

1.1 Basis of preparation and presentation (Continued)

IAS 1 (revised 2003),	Presentation of Financial Statements
IAS 8 (revised 2003),	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003),	Events after the Balance Sheet Date
IAS 16 (revised 2003),	Property, Plant and Equipment
IAS 17 (revised 2003),	Leases
IAS 21 (revised 2003),	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003),	Related Party Disclosures
IAS 27 (revised 2003),	Consolidated and Separate Financial Statements
IAS 32 (revised 2003),	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003),	Earnings per Share
IAS 38 (revised 2004),	Intangible Assets
IAS 39 (revised 2003),	Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004),	Share-based Payments

The adoption of IAS 1, 8, 10, 16, 17, 21, 24, 27, 32, 33, 39 (all revised 2003) and 38 (revised 2004) did not result in substantial changes to the Group's accounting policies.

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Prior to this, the provision of share options to employees did not result in a charge in the income statement. Subsequent to the adoption of IFRS 2, the Group charges the cost of share options to the income statement (see Note 1.2).

1 **Summary of significant accounting policies** (Continued)

1.1 Basis of preparation and presentation (Continued)

The adoption of IFRS 2 requires retrospective application of all the share options granted to employees after 7 November 2002 and not vested as at 1 January 2005, which has resulted in the following:

	Three months ended	
	31 March 2005 RMB'000	31 March 2004 RMB'000
Increase in share-based compensation reserve	**10,120**	844
Decrease in retained earnings	**5,583**	—
Increase in cost of revenues	**1,074**	295
Increase in selling and marketing expenses	**886**	188
Increase in general and administrative expenses	**2,577**	361
Decrease in basic earnings per share	**RMB0.003**	RMB0.001
Decrease in diluted earnings per share	**RMB0.003**	RMB0.001

1.2 Accounting policies of share-based compensation

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted by using an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2 Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

2.1 Recognition of mobile and telecommunications value-added services

Mobile and telecommunications value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tones services, music and image/picture downloads, mobile news and information content services and mobile games services.

These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis ("Mobile and Telecom Service Fees"). These services are predominantly delivered through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom") and they also collect the Mobile and Telecom Service Fees on behalf of the Group.

In order to derive the Mobile and Telecom Service Fees, China Mobile and China Unicom are entitled to a fixed commission, which is calculated based on agreed percentages of the Mobile and Telecom Service Fees received/receivable by these operators, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these mobile and telecommunications operators (collectively defined as "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Mobile and Telecom Service Fees collected by these operators from the users, with the net amounts remitted to the Group.

2 Critical accounting estimates and judgments (Continued)

2.1 Recognition of mobile and telecommunications value-added services (Continued)

The Mobile and Telecom Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis. For revenue of which the amounts are not confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amount receivable based on historical data and management estimates, which reflect developing trends in customer payment delinquencies. Historical data used in estimating revenues includes the most recent three-month history of the Mobile and Telecom Service Fees actually derived from the operations, the number of subscriptions and the volume of data transmitted between the network gateways of the Group, China Mobile and China Unicom. Adjustments are made in subsequent periods where the actual revenue amounts are different from the original estimates.

2.2 Recognition of internet value-added services

Revenue from Internet value-added services ("Internet Service Fees") are derived from subscriptions received/receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services to create a virtual community over the Internet. Similar to Note 2.1 above, these services are substantially delivered to the Group's customers through the platforms of various subsidiaries of China Mobile and China Unicom with monthly subscriptions paid/payable by the users. These operators also collect the subscriptions on behalf of the Group, and with an agreed portion retained by them as revenue sharing, the net amounts are remitted to the Group. In addition, the Group also appoints agents to sell and collect the fees of prepaid point cards and tokens for the use of the Internet Value-added Services of the Group.

For services delivered through the mobile operators, the related revenue is recognised on the same basis as mentioned in Note 2.1 above. For amounts derived from the sales of prepaid point cards and tokens, they are deferred and recorded as "deferred revenue" in the consolidated balance sheet. The amounts are recognised as revenue of the Group based on the actual utilisation for consumption of the respective services.

Notes to the Interim Financial Information (Continued)

2 Critical accounting estimates and judgments (Continued)

2.3 Recognition of deferred tax assets

Certain intragroup software sales have been transacted within the Group. The costs of the software purchased can be amortised as expenses over their contracted useful lives (the "Amortisation") for income tax deduction claims in ascertaining the assessable profits of Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"). These have given rise to a temporary difference between the accounting base and the tax base of the amounts of software sold in these transactions. As at 31 March 2005, the net book value of software recorded by Tencent Computer was RMB616,115,000 and the related deferred tax assets were estimated to be RMB92,417,000 based on the enacted tax rate of enterprises based in Shenzhen at 15%. The management of the Group considered that it was not appropriate to recognise the deferred tax assets in the Interim Financial Information because there was no reasonable certainty that Tencent Computer would obtain the approval from the local tax bureau.

Notes to the Interim Financial Information (Continued)

3 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three months ended 31 March 2005 and 2004, respectively, is presented as follows:

	Unaudited Three months ended 31 March 2005				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	149,064	134,271	15,293	1,843	300,471
Gross profit/(loss)	106,487	84,205	9,308	(1,457)	198,543
Other gains, net					11,905
Selling and marketing expenses					(38,513)
General and administrative expenses					(68,526)
Operating profit					103,409
Finance costs, net					(115)
Profit before income tax					103,294
Income tax expenses					(6,340)
Profit for the period					96,954

3 Segment information (Continued)

	Audited (as restated) Three months ended 31 March 2004				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	104,586	142,817	8,215	1,935	257,553
Gross profit/(loss)	71,856	94,393	4,340	(699)	169,890
Other gains, net					867
Selling and marketing expenses					(23,232)
General and administrative expenses					(34,479)
Operating profit					113,046
Finance income, net					126
Profit before income tax					113,172
Income tax expenses					(6,712)
Profit for the period					106,460

The Group mainly operates its businesses in the People's Republic of China (the "PRC") (excluding Hong Kong) and the respective assets are located in the PRC. The Group also holds certain financial assets as investments which are traded in other territories.

4 Fixed assets

	Unaudited 31 March 2005 RMB'000
Opening net book amount as at 1 January 2005	142,080
Additions	19,646
Depreciation charge	(10,003)
Closing net book amount as at 31 March 2005	151,723

5 Accounts receivable

	Unaudited 31 March 2005 RMB'000	Audited 31 December 2004 RMB'000
0 - 30 days	103,267	130,297
31 days - 60 days	48,631	25,340
61 days - 90 days	31,025	15,711
Over 90 days but less than a year	18,605	21,377
	201,528	192,725

The Group has no formal credit periods communicated to its customers but the customers usually settle the amounts due within a period of 30 to 90 days. A substantial balance of the receivable balances as at 31 March 2005 and 31 December 2004 were due from China Mobile, China Unicom and China Telecommunications Corporation and their branches, subsidiaries and affiliates.

6 Financial assets held for trading

Financial assets held for trading represent an investment portfolio held by the Group. The fair values of the respective underlying financial instruments are determined with reference to published price quotations in an active market.

7 Share capital and share premium

The authorised share capital of the Company as at 1 January 2004 was 53,941,626 shares with no par value. On 24 March 2004, the Company undertook a share split whereby each then issued ordinary share was split into 70 shares. In addition, the Board also resolved to increase the authorised share capital to 10,000,000,000 ordinary shares and a par value of HKD0.0001 was re-assigned to each share.

The shares and per share information presented in this Interim Financial Information have taken into account the effects of the share split as if it had taken place on 1 January 2004.

Movements of the issued share capital for the year ended 31 December 2004 and for the three months ended 31 March 2005 are as follows:

	Number of shares	Ordinary shares RMB'000	Share premium RMB'000	Total RMB'000
At 1 January 2004	18,006,868	138	15,261	15,399
Increase in number of shares upon a share split	1,242,473,892	—	—	—
Shares issued during the initial public offering of shares ("IPO") of the Company	420,160,500	45	1,516,425	1,516,470
Additional shares issued with respect to over-allotment option of the IPO	63,024,000	7	237,264	237,271
Employees share option scheme: - proceeds from shares issued	21,239,150	2	8,771	8,773
At 31 December 2004/ 1 January 2005	1,764,904,410	192	1,777,721	1,777,913
Employees share option scheme: - proceeds from shares issued (Note)	3,547,104	—	2,048	2,048
At 31 March 2005	1,768,451,514	192	1,779,769	1,779,961

As at 31 March 2005, all issued shares were fully paid.

Note:

During the three months ended 31 March 2005, 3,066,200 and 480,904 Pre-IPO options were exercised at exercise prices of USD0.0497 and USD0.1967 each, respectively.

8 Share options

(a) Share option schemes

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

Under the Pre-IPO Option Scheme, the Board granted options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options were granted under the Pre-IPO Option Scheme was not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option was made. The number of ordinary shares in respect of which options were granted to any individual was not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted had to be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company had been listed in a sizeable securities market.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in species) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to: (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

8 Share options (Continued)

(a) Share option schemes (Continued)

(ii) Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option Scheme.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

(b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme		Total
	Average exercise price	No. of options	Average exercise price	No. of options	number of options
At 1 January 2005	USD 0.0849	50,406,917	HKD 3.6650	6,300,961	56,707,878
Granted	–	–	HKD 4.5853	21,180,130	21,180,130
Exercised	USD 0.0696	(3,547,104)	–	–	(3,547,104)
Lapsed	USD 0.1353	(314,305)	HKD 3.9283	(715,487)	(1,029,792)
At 31 March 2005	USD 0.0857	46,545,508	HKD 4.3862	26,765,604	73,311,112
At 1 January 2004	USD 0.0497	62,088,600	–	–	62,088,600
Granted	USD 0.2253	10,464,230	–	–	10,464,230
Lapsed	USD 0.1967	(61,180)	–	–	(61,180)
At 31 March 2004	USD 0.0749	72,491,650	–	–	72,491,650

8 Share options (Continued)

(b) Movements in share options (Continued)

As at 31 March 2005, there had not been any share options granted to the directors of the Company and any consultants.

Out of the 73,311,112 options outstanding as at 31 March 2005 (31 March 2004: 72,491,650 options), 22,750,676 options (31 March 2004: nil) were currently exercisable. Options exercised during the three months ended 31 March 2005 resulted in 3,066,200 shares and 480,904 shares being issued at USD0.0497 and USD0.1967 each, respectively. The related weighted average price of share at the time of exercise was HKD5.3985 per share.

(c) Outstanding share options

Share options outstanding as at 31 March 2005 and 2004 have the following expiry dates and exercise prices:

Expiry Date	Range of Exercise Price	Unaudited 31 March 2005	Audited 31 March 2004
31 December 2011	USD0.0497	37,174,000	62,088,600
	USD0.1967-USD0.4396	9,371,508	10,403,050
10 years commencing on the adoption date of 24 March 2004	HKD3.665-HKD5.55	26,765,604	—
		73,311,112	72,491,650

8 **Share options** (Continued)

(d) *Fair values of options*

The fair values of the options granted to the employees, determined using the Black-Scholes valuation model ("BS Model"), during the periods of the three months ended 31 March 2005 and the year ended 31 December 2004 are as follows:

Date of grant	10/2/2004	24/3/2004	14/9/2004	26/1/2005	3/2/2005	23/3/2005
Options' fair value (RMB'000)	31,741	3,723	10,279	29,567	8,871	1,579
No. of options	8,730,960	1,733,270	6,311,520	16,006,530	4,513,600	660,000
Exercise price	USD 0.1967	USD 0.1967 or 0.4396	HKD 3.6650	HKD 4.4850	HKD 4.8000	HKD 5.5500
Closing share price *at date of grant*	HKD 4.3235 *(Note (i))*	HKD 3.4292 *(Note (i))*	HKD 3.6000	HKD4.4750	HKD 4.8000	HKD 5.5500
Risk free rate (Note (ii))	4.43%	3.300%	3.633%	3.305%	3.349%	4.199%
Dividend yield (Note (iii))	0.6%	1.4%	1.4%	1.4%	1.4%	1.4%
Expected volatility (Note (iv))	62.75%	80%	60%	55%	55%	55%
Exercisable date	Based on option grant date (Note (vi))	Based on the commencement date of employment *(Note (v))*	Based on the commencement date of employment or *based on option* grant date (Note (v)&(vi))	Based on the commencement date of employment or *based on option* grant date (Note (v)&(vi))	Based on option grant date (Note (vi))	500,000 options are based on option *grant date* (Note (vi)) and the remaining 160,000 options are based on the commencement date of employment (Note (v))

8 Share options (Continued)

(d) Fair values of options (Continued)

Note:

(i) The fair values of the shares of the Company have been used in the BS Model adopted to determine the fair values of the options granted before IPO of the Company.

(ii) The risk free rate for the options granted on 10 February 2004 was determined based on the yield of Chinese Government International Bond maturing in 2011 as at date of valuation. The risk free rate for the options granted after February 2004 was determined based on the yield to maturity of Hong Kong Government Bonds with maturity date in June 2012 as at date of valuation.

(iii) Dividend yield is calculated using the average price to earnings ratio of 17 of comparable companies and the dividend payout ratio ranging from 10% to 25%.

(iv) The volatility measured as the standard deviation of expected share price returns is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

(v) For the option with exercisable date based on commencement date of the employment, the first 25% of the options can be exercised two years after the commencement date, and 25% of the options will become exercisable in each subsequent year.

(vi) For the option with exercisable date based on grant date of the option, the first 25% of the option can be exercised one year after the grant date, and 25% of the options will become exercisable in each subsequent year.

(e) Expected turnover rate of grantees

The expected percentage of employees that will stay within the Group at the end of the vesting period is calculated based on the employee historical information, which is assessed to be 60%. The rate has been used to determine the amount of share-based compensation expenses reported during the reporting period.

9 **Deferred revenue**

Deferred revenue mainly represents prepaid service fees made by customers for certain Internet value-added services of which the related services have not been rendered.

10 **Deferred income taxes**

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The Group recognised deferred tax liabilities in respect of the tax applicable to the transfer to profits derived from Tencent Computer to the Company and its subsidiaries, on which the Company has the ownership. As at 31 March 2005 and 31 December 2004, the relevant deferred tax liabilities are nil. The movements of deferred taxation of the Group are as follows:

Deferred tax liabilities:

	Unaudited	Audited
	31 March 2005 RMB'000	31 December 2004 RMB'000
At beginning of period/year	—	988
Credit to income statement	—	(988)
At end of period/year	—	—

11 **Other gains, net**

	Unaudited	Audited (as restated)
	Three months ended 31 March 2005 RMB'000	Three months ended 31 March 2004 RMB'000
Financial assets held for trading		
- Fair value gains (realised and unrealised)	3,048	—
Interest income	8,857	849
Others	—	18
	11,905	867

12 Expenses by nature

	Unaudited Three months ended 31 March 2005 RMB'000	Audited (as restated) Three months ended 31 March 2004 RMB'000
Depreciation of fixed assets (Note)	10,003	5,731
Employee benefits expenses (Note)	61,821	33,122
Mobile and Telecom Charges and bandwidth and server custody fees	66,815	66,277
Operating lease rentals in respect of office buildings	5,357	2,897
Value-added tax paid upon transfer of software within the Group	—	2,102
Travelling and entertainment expenses	10,378	5,988
Promotion and advertising expenses	17,585	11,858
Other expenses	37,008	17,399
Total cost of revenues, selling and marketing expenses and general and administrative expenses	208,967	145,374

Note: Research and development expenses were RMB26,565,000 and RMB12,639,000 for the three months ended 31 March 2005 and 2004 respectively. The expenses included employee benefit expenses and depreciation totalling RMB25,558,000 and RMB6,185,000 for the three months ended 31 March 2005 and 2004 respectively.

The Group had not capitalised any research and development expenses during both periods.

13 Tax expenses

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation under these jurisdictions for the three months ended 31 March 2005 and 2004, respectively.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three months ended 31 March 2005 and 2004, respectively.

(iii) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Group for the three months ended 31 March 2005 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

The table below sets forth the applicable tax rates of four subsidiaries of the Company, namely, Tencent Computer, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan") and Shidai Zhaoyang Technology (Shenzhen) Company Ltd. ("Shidai Zhaoyang"), which were established in the PRC.

	Year ending 31 December 2005	Year ended 31 December 2004
Tencent Computer	15%	7.5%
Tencent Technology (Note (a))	7.5%	0%
Shiji Kaixuan (Note (b))	0%	0%
Shidai Zhaoyang	15%	15%

13 Tax expenses (Continued)

(a) Income tax (Continued)

(iii) PRC Enterprise Income Tax (Continued)

Notes:

(a) Tencent Technology is exempt from EIT for two years commencing from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income. 2003 is the first profit-making year of Tencent Technology after offsetting all tax losses brought forward from prior years and tax holiday commenced in that year. EIT is levied at 7.5% on its assessable profits for 2005 (2004: Nil).

(b) Shiji Kaixuan is exempt from EIT for two years commencing from the first year of operations according to the provisions stipulated in the tax circular. 2004 was the first year of operations and thus Shiji Kaixuan is exempt from EIT in 2005 (2004: Nil).

The taxation charges of the Group for the three months ended 31 March 2005 are analysed as follows:

	Unaudited Three months ended 31 March 2005 RMB'000	Audited Three months ended 31 March 2004 RMB'000
PRC current tax	6,340	6,349
Deferred tax	—	363
	6,340	6,712

13 Tax expenses (Continued)

(a) Income tax (Continued)

(iii)PRC Enterprise Income Tax (Continued)

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 31 March 2005 RMB'000	Audited (as restated) Three months ended 31 March 2004 RMB'000
Profit before income tax	**103,294**	113,172
Tax calculated at a tax rate of 15%	**15,494**	16,976
Effects of different tax rates available to different companies of the Group	**(1,456)**	—
Effects of tax holiday on assessable profit of subsidiaries	**(4,076)**	(21,346)
Expenses not deductible for tax purposes	**658**	479
Utilisation of previously not recognised tax assets/ deferred tax assets not recognised	**(5,669)**	10,128
Unrecognised tax losses	**1,389**	475
Tax charge	**6,340**	6,712

13 Tax expenses (Continued)

(b) Value-added tax, business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
Value-added tax ("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

14 Earnings per share

Basic earnings per share are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during the period.

	Unaudited Three months ended 31 March 2005	Audited (as restated) Three months ended 31 March 2004
Profit for the period (RMB'000)	96,954	106,460
Weighted average number of ordinary shares in issue (thousand) (Note)	1,765,831	1,260,481
Basic earnings per share (RMB per share) (Note)	0.055	0.084

14 Earnings per share (Continued)

The diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares. Share options granted are the potential dilutive ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

There were no potential dilutive instruments for the three months ended 31 March 2004 as the Pre-IPO options had not met the pre-condition for their exercisability before the listing of the Company's shares on the Stock Exchange. Accordingly, the diluted earnings per share for the three months ended 31 March 2004 is equal to the basic earnings per share.

	Unaudited Three months ended 31 March 2005	Audited (as restated) Three months ended 31 March 2004
Profit for the period (RMB'000)	**96,954**	106,460
Weighted average number of ordinary shares in issue (thousand) (Note)	**1,765,831**	1,260,481
Adjustments for share options (Note)	**46,171**	—
Weighted average number of ordinary shares for diluted earnings per share (thousand)	**1,812,002**	1,260,481
Diluted earnings per share (RMB per share) (Note)	**0.054**	0.084

Note: All per share information has been adjusted retrospectively as if the effect of a split of the Company's shares had taken place on 1 January 2004.

15 Dividends

Pursuant to a resolution passed by the Board on 17 March 2005, a final dividend for 2004 of HKD0.07 per share, totalling approximately HKD124,052,000 was proposed, which was approved by the shareholders in the annual general meeting held on 27 April 2005 (2003: USD3,500,000). Such proposed dividend has not been shown as an appropriation and reflected as dividends payable in the Interim Financial Information, but will be accounted for in shareholders' equity as an appropriation of retained earnings during the period the distribution was approved.

16 Commitments

(a) Capital commitments

Capital expenditures contracted for at the balance sheet date but not yet incurred are as follows:

	Unaudited 31 March 2005 RMB'000	Audited 31 December 2004 RMB'000
Purchase of fixed assets	18,037	12,150
Purchase of intangible assets	19,300	—
	37,337	12,150

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	Unaudited 31 March 2005 RMB'000	Audited 31 December 2004 RMB'000
Not later than one year	22,650	17,328
Later than one year and not later than five years	20,987	15,713
	43,637	33,041

16 Commitments (Continued)

(c) Other commitments

The future aggregate authorised minimum lease payments under bandwidth and server custody leases are as follows:

	Unaudited 31 March 2005 RMB'000	Audited 31 December 2004 RMB'000
Contracted:		
Not later than one year	19,841	14,616
Later than one year and not later than five years	922	3,250
	20,763	17,866
Authorised but not contracted:		
Not later than one year	32,212	48,035
	52,975	65,901

17 Related parties transactions

No material related parties transactions occurred during the three months ended 31 March 2005.

18 Subsequent events

As mentioned in Note 15, the 2004 final dividend of HKD0.07 per share was approved for distribution in the annual general meeting of shareholders held on 27 April 2005.

Notes to the Interim Financial Information (Continued)

19 Comparatives

As mentioned in Note 1.1, the comparative figures have been restated as a result of the adoption of IFRS 2, "Share-based Payments". In addition, interest income previously included under "finance income, net" is now presented as part of "other gains, net" in the income statement of the Group.

20 Approval of the Interim Financial Information

The Interim Financial Information was approved by the Board on 18 May 2005.

Review Report of Auditors

TO THE BOARD OF DIRECTORS OF
TENCENT HOLDINGS LIMITED
(Incorporated in Cayman Islands with limited liability)

We have reviewed the accompanying condensed consolidated interim balance sheet of Tencent Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") as at 31 March 2005 and the related condensed consolidated interim statements of income, cash flow and changes in shareholders' equity for the three months then ended (collectively defined as "Interim Financial Information") set out on pages 1 to 30.

This Interim Financial Information is the responsibility of the Company's management. Our responsibility is to issue a report on this Interim Financial Information based on our review. We conducted our review in accordance with the International Standard on Review Engagements 2400 (the "Standard"). This Standard requires that we plan and perform the review to obtain moderate assurance about whether the Interim Financial Information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Interim Financial Information has not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18 May 2005

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 March 2005	For the 16-day period ended 31 December 2004
	(in millions)	
Registered IM user accounts (at end of period)	**400.6**	369.7
Active user accounts (at end of period)	**149.2**	134.8
Peak simultaneous online user accounts (for the quarter)	**13.2**	9.4
Average daily user hours	**183.1**	114.6
Average daily messages [1]	**1,960.6**	1,580.2
Fee-based Internet value-added services registered subscriptions (at end of period)	**9.6**	8.3
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period) [2]	**9.1**	8.8

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by the Group or through mobile operators.

The growth in the first quarter of 2005 of our user accounts, both registered IM user accounts and active user accounts, mainly reflects an increase in our Internet-based service accounts as we increased the functionality of our services and as our services became increasingly popular.

The growth in our user account base, in turn, increased the overall use of our platform as reflected in the increase in peak simultaneous online user accounts, average daily user hours and average daily messages. Peak simultaneous online user accounts and average daily user hours also increased as a result of the increased use of our services by each user account as we introduced a promotional rating system in the fourth quarter of 2004 encouraging our users to spend more time on our network.

Management Discussion and Analysis

Effective from 1 January 2005, we have adopted International Financial Reporting Standard (IFRS) 2 "Share-based Payments" which resulted in a change in our accounting policy with respect to share option grants made to employees. The adoption of IFRS 2 required a retrospective adjustment to the financial information for 2004. Accordingly, our financial information for the first quarter of 2004 and the fourth quarter of 2004 set forth below have been restated.

First Quarter of 2005 Compared to Fourth Quarter of 2004

The following table sets forth the comparative figures for the first quarter of 2005 and the fourth quarter of 2004:

	Three months ended	
	31 March 2005 Unaudited	31 December 2004 Audited (as restated*)
	(RMB in thousands)	
Revenues	**300,471**	314,481
Cost of revenues	**(101,928)**	(114,626)
Gross profit	**198,543**	199,855
Other gains, net	**11,905**	18,366
Selling and marketing expenses	**(38,513)**	(31,792)
General and administrative expenses	**(68,526)**	(59,227)
Operating profit	**103,409**	127,202
Finance costs, net	**(115)**	(4,455)
Profit before income tax	**103,294**	122,747
Income tax expenses	**(6,340)**	(6,407)
Profit for the period	**96,954**	116,340

* The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the three months ended 31 December 2004 was reduced by RMB1.8 million. In addition, the adoption of IFRS 2 has resulted in the reduction of profit by RMB4.5 million for the three months ended 31 March 2005.

Management Discussion and Analysis (Continued)

First Quarter of 2005 Compared to Fourth Quarter of 2004 (Continued)

Revenues. Revenues decreased by 4.5% to RMB300.5 million for the first quarter of 2005 from RMB314.5 million for the fourth quarter of 2004. The following table sets forth our revenues by lines of business for the first quarter of 2005 and the fourth quarter of 2004:

	Three months ended			
	31 March 2005		31 December 2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	149,064	49.6%	125,149	39.8%
Mobile and telecommunications value-added services	134,271	44.7%	168,664	53.6%
Online advertising	15,293	5.1%	17,744	5.6%
Others	1,843	0.6%	2,924	1.0%
Total revenues	300,471	100.0%	314,481	100.0%

Revenues from our Internet value-added services increased by 19.1% to RMB149.1 million for the first quarter of 2005 from RMB125.1 million for the fourth quarter of 2004. The increase mainly reflected the continuing success of avatars and the significant growth in our online games. Revenues from avatars also benefited from a seasonal increase in the first quarter of 2005 as usage increased during the Chinese New Year holidays. Revenues from our fairly new products and services also grew. These increases, however, were partially offset by a decrease in revenues from Premium QQ, which were affected by the "cleaning up" of customer accounts undertaken by mobile operators.

Revenues from our mobile and telecommunications value-added services decreased by 20.4% to RMB134.3 million for the first quarter of 2005 from RMB168.7 million for the fourth quarter of 2004. The decrease mainly reflected the significant decline in revenues from our mobile chat services resulting from termination of the 161 Mobile Chat fee sharing arrangement with China Mobile. The "cleaning up" of customer accounts undertaken by mobile operators also impacted some of our services. In addition, MMS related revenues were negatively affected due to the overall change in China Mobile's billing policy with respect to MMS, including the new requirement that a MMS may not be charged to a user unless it is delivered to a user's mobile phone while the user's mobile phone is active and capable of receiving MMS, rather than simply delivering it to the user's mobile phone MMS mailbox to be later retrieved by the user.

First Quarter of 2005 Compared to Fourth Quarter of 2004 (Continued)

Revenues from online advertising decreased by 13.8% to RMB15.3 million for the first quarter of 2005 from RMB17.7 million for the fourth quarter of 2004. The decrease mainly reflected the seasonality of our online advertising business, which generally shows a particularly low level of sales in the first quarter of each year due to the New Year holidays in China.

Cost of revenues. Cost of revenues decreased by 11.1% to RMB101.9 million for the first quarter of 2005 from RMB114.6 million for the fourth quarter of 2004. The decrease principally reflected the decrease in the amount of telecommunications operators' revenue share and imbalance fees. Content subscription costs and staff costs, however, increased as we offered richer content and a broader range of products and services. As a percentage of revenues, cost of revenues decreased to 33.9% in the first quarter of 2005 from 36.4% in the fourth quarter of 2004. The following table sets forth our cost of revenues by lines of business for the first quarter of 2005 and the fourth quarter of 2004:

	Three months ended			
	31 March 2005		31 December 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	42,577	28.6%	37,920	30.3%
Mobile and telecommunications value-added services	50,066	37.3%	68,448	40.6%
Online advertising	5,985	39.1%	5,243	29.5%
Others	3,300	179.1%	3,015	103.1%
Total cost of revenues	101,928		114,626	

Cost of revenues for our Internet value-added services increased by 12.3% to RMB42.6 million for the first quarter of 2005 from RMB37.9 million for the fourth quarter of 2004. The increase mainly reflected the increased content sharing costs in relation to various new content services. In addition, expenses associated with our bandwidth capacity and servers increased as we supported more bandwidth intensive services, and our staff costs also increased as we recruited additional staff to develop and support new products and services. These increases were partially offset by the lower amount of telecommunications operators' revenue share and imbalance fees as we gradually diversified some of our collection channels into non-mobile channels.

First Quarter of 2005 Compared to Fourth Quarter of 2004 (Continued)

Cost of revenues for our mobile and telecommunications value-added services decreased by 26.9% to RMB50.1 million for the first quarter of 2005 from RMB68.4 million for the fourth quarter of 2004. The decrease mainly reflected the lower amount of fees retained by mobile operators for their share of revenues due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively higher revenue sharing ratio than our other services. The decrease was partially offset by increased content sharing costs as we offered a broader range of products.

Cost of revenues for our online advertising increased by 14.2% to RMB6.0 million for the first quarter of 2005 from RMB5.2 million for the fourth quarter of 2004. The increase reflected the increased staff costs as we increased the number of staff to drive the growth of our online advertising business. Sales commission paid to advertising agencies, however, decreased in line with reduced online advertising business volume due to seasonality factors.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. In addition, financial subsidies that we may receive from time to time are recognized as other gains. Other gains decreased by 35.2% to RMB11.9 million for the first quarter of 2005 from RMB18.4 million for the fourth quarter of 2004. Other gains for the fourth quarter of 2004 were higher due to a financial subsidy of RMB7.2 million received from the local government as part of the local government's efforts to promote development of high-tech and software industries. Interest income, however, increased in the first quarter of 2005 as interest rates in general increased at the end of 2004.

Selling and marketing expenses. Selling and marketing expenses increased by 21.1% to RMB38.5 million for the first quarter of 2005 from RMB31.8 million for the fourth quarter of 2004. The increase principally reflected higher marketing staff costs and increased promotional and advertising expenses. These expenses were incurred in relation to our broader products and services portfolio and our efforts to diversify our revenue collection channels. As a percentage of revenues, selling and marketing expenses increased to 12.8% in the first quarter of 2005 from 10.1% in the fourth quarter of 2004.

Management Discussion and Analysis (Continued)

First Quarter of 2005 Compared to Fourth Quarter of 2004 (Continued)

General and administrative expenses. General and administrative expenses increased by 15.7% to RMB68.5 million for the first quarter of 2005 from RMB59.2 million for the fourth quarter of 2004. The increase was mainly attributable to increased research and development expenses as we increased our research and development staff with an emphasis on online games, web portal and IM functionalities. As a percentage of revenues, general and administrative expenses increased to 22.8% in the first quarter of 2005 from 18.8% in the fourth quarter of 2004.

Income tax expenses. We recorded profit taxes of RMB6.3 million for the first quarter of 2005 compared to RMB6.4 million for the fourth quarter of 2004. The decrease in profit taxes mainly reflected the decrease in our profit before income tax. The effective tax rate applicable for the first quarter of 2005 was slightly higher than that for the fourth quarter of 2004 because the tax rates applicable to some of our subsidiaries are higher in 2005.

Profit for the period. As a result of the factors discussed above, net profit decreased by 16.7% to RMB97.0 million for the first quarter of 2005 from RMB116.3 million for the fourth quarter of 2004. Net margin for the period was 32.3% for the first quarter of 2005 compared to 37.0% for the fourth quarter of 2004.

First Quarter of 2005 Compared to First Quarter of 2004

The following table sets forth the comparative figures for the first quarter of 2005 and the first quarter of 2004:

	Three months ended	
	31 March 2005 Unaudited	31 March 2004 Audited (as restated*)
	(RMB in thousands)	
Revenues	**300,471**	257,553
Cost of revenues	**(101,928)**	(87,663)
Gross profit	**198,543**	169,890
Other gains, net	**11,905**	867
Selling and marketing expenses	**(38,513)**	(23,232)
General and administrative expenses	**(68,526)**	(34,479)
Operating profit	**103,409**	113,046
Finance (costs)/income, net	**(115)**	126
Profit before income tax	**103,294**	113,172
Income tax expenses	**(6,340)**	(6,712)
Profit for the period	**96,954**	106,460

* The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the three months ended 31 March 2004 was reduced by RMB0.8 million. In addition, the adoption of IFRS 2 has resulted in the reduction of profit by RMB4.5 million for the three months ended 31 March 2005.

First Quarter of 2005 Compared to First Quarter of 2004 (Continued)

Revenues. Revenues increased by 16.7% to RMB300.5 million for the first quarter of 2005 from RMB257.6 million for the first quarter of 2004, as a result of a significant increase in revenues from Internet value-added services and online advertising. The increase, however, was partially offset by the decrease in revenues from mobile and telecommunications value-added services. The following table sets forth our revenues by lines of business for the first quarter of 2005 and the first quarter of 2004:

	Three months ended			
	31 March 2005		31 March 2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	149,064	49.6%	104,586	40.6%
Mobile and telecommunications value-added services	134,271	44.7%	142,817	55.4%
Online advertising	15,293	5.1%	8,215	3.2%
Others	1,843	0.6%	1,935	0.8%
Total revenues	300,471	100.0%	257,553	100.0%

Revenues from our Internet value-added services increased by 42.5% to RMB149.1 million for the first quarter of 2005 from RMB104.6 million for the first quarter of 2004. Revenues from our various community services and interactive entertainment, in particular avatars and online games, increased significantly as user adoption grew. Several new products and services and the development of new fee collection channels also contributed to the increase in revenues from Internet value-added services. These increases, however, were partially offset by a decrease in revenues from Premium QQ, which was negatively impacted by the "cleaning up" of customer accounts undertaken by mobile operators, and other more mature products such as online dating.

Revenues from our mobile and telecommunications value-added services decreased by 6.0% to RMB134.3 million for the first quarter of 2005 from RMB142.8 million for the first quarter of 2004. The decrease was mainly attributable to the significant decrease in revenues from mobile chat services due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile and the "cleaning up" of customer accounts undertaken by mobile operators. These decreases were partially offset by increases in revenues from mobile content services and mobile voice value-added services, comprising ringback tones and mobile IVR. Revenues from 2.5G-related services also increased significantly due to the increased popularity of 2.5G services offered by mobile operators.

First Quarter of 2005 Compared to First Quarter of 2004 (Continued)

Revenues from online advertising increased by 86.2% to RMB15.3 million for the first quarter of 2005 from RMB8.2 million for the first quarter of 2004. The increase in revenues reflected our growing customer base. In addition, our QQ.com portal started to generate more revenues.

Cost of revenues. Cost of revenues increased by 16.3% to RMB101.9 million for the first quarter of 2005 from RMB87.7 million for the first quarter of 2004. The increase principally reflected the increased bandwidth and server custody fees as we supported more bandwidth intensive services, and the increased content subscription costs as we offered richer content. These increases were partially offset by the lower telecommunications operators' revenue share and imbalance fees due to diversification of some of our fee collection channels to non-mobile operators and due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other services. As a percentage of revenues, cost of revenues decreased to 33.9% in the first quarter of 2005 from 34.0% in the first quarter of 2004. The following table sets forth our cost of revenues by lines of business for the first quarter of 2005 and the first quarter of 2004:

	Three months ended			
	31 March 2005		31 March 2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	42,577	28.6%	32,730	31.3%
Mobile and telecommunications value-added services	50,066	37.3%	48,424	33.9%
Online advertising	5,985	39.1%	3,875	47.2%
Others	3,300	179.1%	2,634	136.1%
Total cost of revenues	101,928		87,663	

First Quarter of 2005 Compared to First Quarter of 2004 (Continued)

Cost of revenues for our Internet value-added services increased by 30.1% to RMB42.6 million for the first quarter of 2005 from RMB32.7 million for the first quarter of 2004. The increase mainly reflected increased expenses associated with our bandwidth capacity and servers increased as we supported more bandwidth intensive services and increased content sharing costs as we offered richer content services. These increases were partially offset by a decrease in the amount of fees retained by mobile operators for their share of revenues and imbalance fees as a result of a gradual diversification of some of our collection channels into non-mobile based channels.

Cost of revenues for our mobile and telecommunications value-added services increased by 3.4% to RMB50.1 million for the first quarter of 2005 from RMB48.4 million for the first quarter of 2004. The increase mainly reflected the increase in the amount of content subscription fees as we enriched our content. Staff costs also increased as we increased the number of staff to support our various new products and services. The fees retained by mobile operators for their share of revenues and imbalance fees, however, decreased significantly due to termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively high revenue sharing ratio than our other services.

Cost of revenues for our online advertising increased by 54.5% to RMB6.0 million for the first quarter of 2005 from RMB3.9 million for the first quarter of 2004. The increase mainly reflected increased staff costs as we increased the number of staff to drive the growth of our online advertising business. The amount of sales commissions paid to advertising agencies and bandwidth charges also increased as the volume of advertising contracts increased.

Other gains, net. We recorded other gains of RMB11.9 million for the first quarter of 2005 compared to RMB0.9 million for the first quarter of 2004. The increase mainly reflected the interest income generated from depositing the cash proceeds from our initial public offering completed in mid-2004 into interest-earning financial assets and fair value gains on financial instruments.

First Quarter of 2005 Compared to First Quarter of 2004 (Continued)

Selling and marketing expenses. Selling and marketing expenses increased by 65.8% to RMB38.5 million for the first quarter of 2005 from RMB23.2 million for the first quarter of 2004. The increase principally reflected increased promotional and advertising activities and higher staff costs as we launched and began marketing several new products and as we established new distribution channels. In addition, we increased our outsourcing as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 98.7% to RMB68.5 million for the first quarter of 2005 from RMB34.5 million for the first quarter of 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including in particular online games, web portal and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff and increased salary. Increased office lease rental payments relating to our relocated Shenzhen headquarters and expenses relating to being a listed company also contributed to the increase in general and administrative expenses.

Income tax expenses. We recorded profit taxes of RMB6.3 million for the first quarter of 2005 compared to RMB6.7 million for the first quarter of 2004. The decrease in profit taxes mainly reflected the decrease in our profit before income tax. Since 2003, Tencent Technology has been selling self-developed software to Tencent Computer under our structure contracts. Upon obtaining a formal approval from the local tax bureau in the PRC, the cost of the software, which is amortised as expenses at Tencent Computer over its estimated contractual useful lives, will be allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. Accordingly, these intra-group arrangements have given rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer. The related potential deferred tax assets, estimated to be in the amount of RMB92.4 million as at 31 March 2005 based on the enacted tax rate of 15% applicable to enterprises based in Shenzhen, have not been recognised in our consolidated financial statements because there is no reasonable certainty that Tencent Computer will obtain the necessary approval from the local tax bureau. Management lodged an application with the relevant authorities in 2004, but has not received any affirmative confirmation to date.

First Quarter of 2005 Compared to First Quarter of 2004 (Continued)

Profit for the period. As a result of the factors discussed above, net profit decreased by 8.9% to RMB97.0 million for the first quarter of 2005 from RMB106.5 million for the first quarter of 2004. Net margin was 32.3% for the first quarter of 2005 compared to 41.3% for the first quarter of 2004.

Liquidity and Financial Resources

As at 31 March 2005 and 31 December 2004, we had the following financial resources:

	31 March 2005 Unaudited	31 December 2004 Audited
	(RMB in thousands)	
Cash and cash equivalents	**1,132,054**	859,841
Term deposits with initial term of over three months	**560,172**	784,054
Financial assets held for trading	**669,948**	666,900
Held-to-maturity investments	**167,374**	167,374
Total	**2,529,548**	2,478,169

A large portion of our financial resources is held in deposits and investments denominated in U.S. dollars. As we have not used any means to hedge our exposure to foreign exchange risk, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 March 2005.

Business Outlook

The first quarter was a rewarding yet challenging quarter for us. On the one hand, we were encouraged by the growth of our Internet platforms including our IM platform, QQ.com portal and QQ Game Portal and by the increased revenues from our Internet value-added services. On the other hand, our mobile and telecommunications value-added services revenues were negatively impacted by the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, and the continued volatility in the mobile value-added services industry.

Despite the challenges, we strongly believe in the long-term opportunities in Internet and telecommunications value-added service market in China. As such, we have continued and are committed to invest in the strengthening of our Internet platforms, the developing of new products and services and the building up of our research and development capabilities to capture such opportunities.

We have strengthened our core IM platform, as demonstrated in the rapid growth in both our active user accounts and peak simultaneous user accounts. Our QQ.com portal has also seen continued rapid growth in its traffic. We will continue to invest in enriching the functionalities and content of these platforms to attract users to our platform.

In our Internet value-added services, we are working to enhance the features of existing products and services. For example, we have developed flash-based avatars that offer better user experience than the static avatars that we currently offer. In addition, we have also released our new online identities business such as Q-Zone and QQ Pet for close-beta testing in the first quarter of 2005. We expect them to provide incremental revenue in the second half of 2005.

In our online game business, we have further extended the leadership of our QQ Game Portal as demonstrated by its strong growth in peak concurrent user accounts in the first quarter of 2005. We have also started to monetize such leadership by increasing paid-subscriptions and game item purchases for our casual games. We have further refined our advanced casual game, QQTang, during the open-beta testing in the first quarter of 2005. We have also launched our MMOG, QQ Fantasy, for close-beta testing in the first quarter of 2005. We are targeting to generate incremental revenues from these two games in the later part of 2005.

In our mobile and telecommunications value-added services, we expect continued volatility as industry policies and environment continue to evolve. We will strive to actively promote our Mobile QQ and other existing services.

In our online advertising business, we expect to see strong growth in our online advertising business in the second quarter of 2005 as we step out of the weak season for the year.

Directors' Interests in Securities

As at 31 March 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) LONG POSITION IN THE SHARES OF THE COMPANY

Name of Director	Nature of interest	Number of shares held	Percentage of issued share capital
Ma Huateng	Corporate (Note 1)	242,483,080	13.71%
Zhang Zhidong	Corporate (Note 2)	108,085,530	6.11%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

Directors' Interests in Securities (Continued)

(B) LONG POSITION IN THE SHARES OF ASSOCIATED CORPORATIONS

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB4,000,000 (registered capital)	20%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 31 March 2005.

Share Option Schemes

The Company has adopted two share option schemes, namely, the Pre-IPO Option Scheme and the Post-IPO Option Scheme, under which the directors may, at their discretion, grant options to employees, including any directors, of the Company or its subsidiaries to subscribe for shares in the Company, subject to the terms and conditions stipulated therein. No further options will be granted under the Pre-IPO Option Scheme. Movements of the options under the Pre-IPO Option Scheme and the Post-IPO Option Scheme are detailed in Note 8 to the Interim Financial Information as included in this quarterly report. As at 31 March 2005, there were no outstanding share options granted to the directors of the Company.

Substantial Shareholders

As at 31 March 2005, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares of the Company

Name of shareholder	Nature of interest	Number of shares held	Percentage of issued share capital
MIH QQ (BVI) Limited	Corporate (Note 1)	630,240,380	35.64%
Advance Data Services Limited	Corporate (Note 2)	242,483,080	13.71%
Best Update International Limited	Corporate (Note 3)	108,085,530	6.11%

Notes:

1 As MIH QQ (BVI) Limited is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd are deemed to be interested in the same block of 630,240,380 shares under Part XV of the SFO.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section headed "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr. Zhang has interest in these shares as disclosed under the section headed "Directors' Interests in Securities".

Substantial Shareholders (Continued)

Saved as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 31 March 2005, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Employee and Remuneration Policies

As at 31 March 2005, the Group had 1,311 employees (31 March 2004: 700), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 31 March 2005 was RMB61.8 million (2004: RMB33.1 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the three months ended 31 March 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited quarterly financial statements for the three months ended 31 March 2005.

Adoption of Code of Conduct regarding Directors' Securities Transactions

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The Directors have complied with such code of conduct throughout the accounting period covered by this quarterly report.

Compliance with the Code on Corporate Governance Practices

Save for the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules in respect of the segregation of the role of the chairman and chief executive officer, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the three months ended 31 March 2005, complied with the codes set out in the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

Code provision A.2.1 provides that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

During the period under review, Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and chief executive officer ("CEO") would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decision in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments when the right time comes.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 18 May 2005

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Voting Results at the 2005 Annual General Meeting of Tencent Holdings Limited

At the annual general meeting of Tencent Holdings Limited (the "Company") held on 27 April 2005 (the "AGM"), poll voting was demanded by the Chairman for voting on all proposed resolutions as set out in the notice of the AGM dated 17 March 2005 (the "Notice"). There are no restrictions on shareholders to cast votes on any of the following resolutions at the AGM. The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM. All resolutions were approved by shareholders and details of the voting results are as follows:

Ordinary Resolutions		Number of Votes (%)	
		For	Against
1	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2004.	1,196,714,040 (100%)	0 (0%)
2	To declare a final dividend of HKD0.07 per share.	1,196,714,040 (100%)	0 (0%)
3(i)	(a) To re-elect Mr. Li Dong Sheng as director.	1,187,707,040 (100%)	0 (0%)
	(b) To re-elect Mr. Iain Ferguson Bruce as director.	1,187,707,040 (100%)	0 (0%)
	(c) To re-elect Mr. Ian Charles Stone as director.	1,187,707,040 (100%)	0 (0%)
	(d) To re-elect Mr. Ma Huateng as director.	1,187,707,040 (100%)	0 (0%)
	(e) To re-elect Mr. Zhang Zhidong as director.	1,187,707,040 (100%)	0 (0%)
	(f) To re-elect Mr. Antonie Andries Roux as director.	1,187,707,040 (100%)	0 (0%)
	(g) To re-elect Mr. Charles St Leger Searle as director.	1,187,707,040 (100%)	0 (0%)
3(ii)	To authorize the Board of Directors to fix Directors' remuneration.	1,187,707,040 (100%)	0 (0%)
4	To re-appoint Auditors and to authorize the Board of Directors to fix their remuneration.	1,196,714,040 (100%)	0 (0%)
5	To grant a general mandate to the Directors to issue new shares (Ordinary Resolution 5 as set out in the Notice).	1,125,713,840 (94.78%)	61,993,200 (5.22%)

Ordinary Resolutions		Number of Votes (%)	
		For	Against
6	To grant a general mandate to the Directors to repurchase shares (Ordinary Resolution 6 as set out in the Notice).	1,196,714,040 (100%)	0 (0%)
7	To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution 7 as set out in the Notice).	1,187,707,040 (100%)	0 (0%)

All resolutions were passed as Ordinary Resolutions.

Shareholders may refer to the Notice and the circular dated 30 March 2005 issued to shareholders for details of the above resolutions.

The total number of shares entitling the holders to attend and vote all resolutions at the AGM was 1,772,175,601 shares.

By order of the Board
Ma Huateng
Chairman

Hong Kong, 27 April 2005

As at the date of this announcement, the directors of the Company are:
Executive Directors: Ma Huateng and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.

根据以上职能，市工商行政管理局（物价局）由办公室、人事教育处、监察处、法制处、财务审计处、企业登记管理处、市场管理处、商标管理处、广告管理处、价格管理处、合同监督管理办公室、"12315"申诉举报中心（挂消费者权益保护办公室牌子）、经济检查大队、物价检查所、机关服务中心、信息中心、价格认证中心等机关行政、事业单位及福田、罗湖、南山、盐田、宝安、龙岗、龙岗大工业区、注册、专业市场分局9个分局74个工商所构成。

机构	类别	分类	单位
深圳市工商行政管理局（物价局）	市局机关		正、副局长
		内设机构	办公室
			人事教育处
			监察处（机关党委办）
			法制处
			企业登记管理处：83070101
			市场管理处：83070114
			商标管理处：83070131
			广告管理处：83070137
			合同管理处：83070156
			价格管理处：83070260
		直属事业单位	后勤管理中心
			信息中心
			价格认证中心
	行政事务机构	直属	经济检查大队（经济检查处）
			物价检查所
			12315消费者投诉申报中心（消费者权益保护处）：12315
			财务审计室
			注册分局（地址：深圳市竹子林大厦　电话：83187736）、7774
			专业市场分局（地址：福田区新洲南路东方明珠科技大厦　电话：83874622）
		派出机构	罗湖分局（地址：深圳市沿河北路2003号罗湖工商物价大厦；电话：25417384）
			福田分局（地址：福田区新沙路福田工商物价大厦；信访投诉：83456190 价格投诉：83456358 消费投诉：83456315 消费投诉：83455315 登记注册咨询：83456011 企业管理咨询：83456041 ）
			南山分局（地址：蛇口工业七路33号沁园大厦一楼　信访投诉26680777 价格投诉26812358 消费投诉26858315 登记注册咨询26696599 企业管理咨询26680779 ）
			盐田分局（地址：深圳市沙头角田心东路5号；电话：25251279）
			宝安分局（地址：深圳市宝城3区龙井路　电话：27871447）
			龙岗分局（地址：龙岗中心城行政路8号工商物价大厦；电话：28912672）
			龙岗大工业区分局（地址：龙岗中心城行政路8号工商物价大厦；电话：28923108）
	持靠事业单位		市消委会办公室
			市商标事务所
			市个协、私协